# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Jumia Technologies AG, CIK 0001756708
CUSIP: 48138M105
Title of class of securities: Ordinary Shares, no par value, American Depositary Shares, each representing two Ordinary Shares
Address of issuer's principal executive offices: Skalitzer Strasse 104, Berlin, Germany (2M), 10997
Date of event which requires filing of this statement: 05/22/2025
Filed by CIK 0002069822
Persons authorized to receive notices and communications: Axian Telecom, Standard Chartered Tower, 19 Cybercity, c/o DTOS Ltd., 10th Floor, Ebene, Mauritius (O4), 72201, 971559272635

## Reporting persons
- Axian Telecom (CIK 0002069822): type of reporting person: corporation (CO); citizenship or place of organization: Mauritius (O4); does not affirm membership in a group (box b); source of funds: bank loan (BK), other (OO); sole voting power 0; shared voting power 19,708,988; sole dispositive power 0; shared dispositive power 19,708,988; aggregate amount beneficially owned 19,708,988 (8.04% of the class)
  Comment: (1) Axian Telecom Holding and Management Limited ("ATHML"), as the sole shareholder of Axian Telecom ("Axian"), may be deemed to have shared beneficial ownership over the Ordinary Shares, no par value per share (the "Ordinary Shares"), of Jumia Technologies AG (the "Issuer"), a company incorporated under the laws of the Federal Republic of Germany, beneficially owned by Axian. Hassanein Hiridjee, as the sole shareholder of ATHML, may be deemed to have shared beneficial ownership over the Ordinary Shares beneficially owned by ATHML and Axian.
  
  (2) Reflects 19,708,988 Ordinary Shares; each of the Issuer's American Depositary Shares ("ADSs") represent two Ordinary Shares. The percentage reflected in row 13 in the table above is calculated on the basis of 244,925,650 Ordinary Shares outstanding as of December 31, 2024, as reflected in the Issuer's Form 20-F filed with the Securities and Exchange Commission on March 7, 2025.
- Axian Telecom Holding and Management Limited: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 19,708,988; sole dispositive power 0; shared dispositive power 19,708,988; aggregate amount beneficially owned 19,708,988 (8.04% of the class)
  Comment: (1) ATHML as the sole shareholder of Axian, may be deemed to have shared beneficial ownership over the Ordinary Shares beneficially owned by Axian. Hassanein Hiridjee, as the sole shareholder of ATHML, may be deemed to have shared beneficial ownership over the Ordinary Shares beneficially owned by ATHML and Axian.
  
  (2) Reflects 19,708,988 Ordinary Shares; each of the Issuer's ADSs represent two Ordinary Shares. The percentage reflected in row 13 in the table above is calculated on the basis of 244,925,650 Ordinary Shares outstanding as of December 31, 2024, as reflected in the Issuer's Form 20-F filed with the Securities and Exchange Commission on March 7, 2025.
- Hassanein Hiridjee: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 19,708,988; sole dispositive power 0; shared dispositive power 19,708,988; aggregate amount beneficially owned 19,708,988 (8.04% of the class)
  Comment: (1) ATHML as the sole shareholder of Axian, may be deemed to have shared beneficial ownership over the Ordinary Shares beneficially owned by Axian. Hassanein Hiridjee, as the sole shareholder of ATHML, may be deemed to have shared beneficial ownership over the Ordinary Shares beneficially owned by ATHML and Axian.
  
  (2) Reflects 19,708,988 Ordinary Shares; each of the Issuer's ADSs represent two Ordinary Shares. The percentage reflected in row 13 in the table above is calculated on the basis of 244,925,650 Ordinary Shares outstanding as of December 31, 2024, as reflected in the Issuer's Form 20-F filed with the Securities and Exchange Commission on March 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value, American Depositary Shares, each representing two Ordinary Shares
Name of issuer: Jumia Technologies AG
Address of issuer's principal executive offices: Skalitzer Strasse 104, Berlin, Germany (2M), 10997
Comment: The Issuer's ADSs, each representing two Ordinary Shares, are listed on the New York Stock Exchange under the symbol "JMIA." The Reporting Persons beneficially own ADSs and do not own any Ordinary Shares. For the purposes of this Schedule 13D, the Reporting Persons have illustrated their ownership and trading history in Ordinary Shares.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by (i) Axian, a company organized in Mauritius, (ii) ATHML, a company organized in the United Arab Emirates, and (iii) Hassanein Hiridjee, a citizen of France (together with Axian and ATHML, the "Reporting Persons").

Axian directly holds the Ordinary Shares reported herein. ATHML, as the sole owner of Axian, may be deemed to have shared beneficial ownership over the Ordinary Shares beneficially owned by Axian. Mr. Hassanein Hiridjee, as the sole owner of ATHML, may be deemed to have shared beneficial ownership over the Ordinary Shares beneficially owned by Axian and ATHML.

Set forth on Annex A attached hereto is a listing of the directors and executive officers of each of the Reporting Persons (such persons collectively, the "Covered Persons"), and certain other information, including the business address and present principal occupation or employment/role of each of the Covered Persons, and is incorporated herein by reference.
Residence or business address: The principal business address of Axian is Standard Chartered Tower, 19 Cybercity, DTOS Ltd., 10th floor, Ebene, Mauritius. The principal business address of the other Reporting Persons is C503 Level 5, Burj Daman, Dubai International Financial Centre Dubai, UAE.
Present principal occupation or employment: The principal occupation of Axian is to invest in telecommunications service, ICT infrastructure and mobile money services. The principal business of ATHML is to serve as a holding company. Mr. Hassanein Hiridjee is the sole owner of ATHML and is a business executive.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the Covered Persons, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Hassanein Hiridjee is a French citizen and Mrs. Badiene Seynabou Ba, ("Mrs. Ba"), a Covered Person, is a Senegalese citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On October 14, 2023, Axian entered into term credit facility agreement with a syndicate of lenders for an amount of $150,000,000 and an uncommitted incremental accordion of $100,000,000 (the "Credit Facility Agreement"). Axian financed part of the acquisitions reported pursuant to this Schedule 13D with funds drawn under the Credit Facility Agreement. The foregoing description of the Credit Facility Agreement does not purport to be complete and is qualified in its entirety by reference to the Credit Facility Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

The remainder of the acquisitions reported pursuant to this Schedule 13D were purchased with Axian's cash reserves.

Mrs. Ba purchased 890 ADSs with cash reserves.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4. The Reporting Persons initially acquired the Ordinary Shares for investment purposes. The Reporting Persons intend to continue to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the "Board"), members of management or other securityholders of the Issuer, or other third parties, including potential acquirers, from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical, industry and/or other advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including a merger, demerger, reorganization or liquidation) involving the Issuer or any of its subsidiaries, including any public offer for all or part of the Issuer's securities; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases, contributions or similar transactions; the formation of joint ventures or other commercial partnerships or arrangements with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including Board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business, governance or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer's securities, or any action similar to those enumerated above. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Additionally, the Reporting Persons may from time to time increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors. Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board, other stockholders of the Issuer or other third parties regarding such matters. To the best knowledge of the Reporting Persons, Mrs. Ba acquired the Ordinary Shares for investment purposes and does not currently have any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentage of beneficial ownership in this Schedule 13D assumes 244,925,650 Ordinary Shares outstanding as of December 31, 2024, as reflected in the Issuer's Form 20-F filed with the Securities and Exchange Commission on March 7, 2025. The aggregate number and percentage of Ordinary Shares beneficially owned by each Reporting Person are set forth on rows 11 and 13 of the cover pages of this Schedule 13D and are incorporated herein by reference. As of the date hereof, Axian owns 9,854,494 ADSs, which may be exchanged for Ordinary Shares on a two-for-one basis. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than Axian to the extent it directly holds the securities reported herein) is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Ordinary Shares. As of the date hereof, Mrs. Ba owns 890 ADSs, which may be exchanged for Ordinary Shares on a two-for-one basis.
Number of shares as to which each person has sole or shared power to vote or dispose:
The aggregate number of Ordinary Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition for each Reporting Person are set forth on rows 7 through 10 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, to the best knowledge of the Reporting Persons, Mrs. Ba holds the sole power to vote and dispose of 890 ADSs, which may be exchanged for Ordinary Shares on a two-for-one basis.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D or Annex B attached hereto, the Reporting Persons have not effected any transactions in Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates, or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement

2. Credit Facility Agreement

## Signatures
- Axian Telecom: /s/ Hassanein Hiridjee, Hassanein Hiridjee/Director (05/30/2025)
- Axian Telecom Holding and Management Limited: /s/ Hassanein Hiridjee, Hassanein Hiridjee (05/30/2025)
- Hassanein Hiridjee: /s/ Hassanein Hiridjee, Hassanein Hiridjee (05/30/2025)